Exhibit 12(b)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended					Six Months Ended
	December 31,					June 30,
	2012	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest	$220,218	$234,647	$253,455	$259,894	$273,283	$135,798
Interest applicable to rentals	6,002	5,445	5,238	5,534	4,041	2,553

Total fixed charges, as defined	226,220	240,092	258,693	265,428	277,324	138,351

Preferred distributions, as defined (a)	12,638	12,638	12,672	9,325	—	—

Combined fixed charges and preferred distributions, as defined	$238,858	$252,730	$271,365	$274,753	$277,324	$138,351

Earnings as defined:
Net Income	$440,058	$414,126	$446,022	$446,639	$622,047	$218,857
Add:
Provision for income taxes:
Total Taxes (Benefit)	(76,306)	138,696	185,052	178,671	89,734	99,661
Fixed charges as above	226,220	240,092	258,693	265,428	277,324	138,351

Total earnings, as defined	$589,972	$792,914	$889,767	$890,738	$989,105	$456,869

Ratio of earnings to fixed charges, as defined	2.61	3.30	3.44	3.36	3.57	3.30

Ratio of earnings to combined fixed charges and preferred distributions, as defined	2.47	3.14	3.28	3.24	3.57	3.30

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.